Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-176855

Sempra Energy

Final Term Sheet

September 19, 2012

2.875% Notes due 2022

Issuer:	Sempra Energy (the “Company”)

Securities Offered:	2.875% Notes due 2022

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2013

Coupon:	2.875%, accruing from September 24, 2012

Maturity:	October 1, 2022

Yield to Maturity:	2.879%

Spread to Benchmark Treasury:	+ 110 basis points

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Yield:	1.779%

Optional Redemption Provision:	Prior to July 1, 2022, make whole call at Adjusted Treasury Rate + 20 basis points. On and after July 1, 2022, 100% of the principal amount.

Price to Public:	99.965%, plus accrued interest, if any

Trade Date:	September 19, 2012

Settlement Date:	September 24, 2012 (T+3)

CUSIP:	816851 AT6

ISIN:	US816851AT63

Anticipated Ratings[1]:	Baa1 (stable) by Moody’s Investors Service BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Joint Book-Running Managers:	Goldman, Sachs & Co. RBC Capital Markets, LLC UBS Securities LLC

Co-Managers:	SG Americas Securities, LLC SMBC Nikko Capital Markets Limited Lloyds Securities Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc. (“SMBC Nikko-SI”), as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed fee.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, or by calling UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

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